BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) informs to its shareholders and to the market in general that it has executed, on the date hereof, binding documents for the sale of its wholly-owned subsidiary Campo Austral S.A. (“Transaction”), one of the leaders in the production of pork-based food in Argentina. The Enterprise Value considered in this Transaction was US$35,500,000.00 (thirty-five million and five hundred thousand US dollars). Campo Austral operates 3 plants located in Florencio Varela, San Andrés de Giles, and Pilar, all in Argentina, with a slaughtering capacity of 2,300 hogs/day and a processing capacity of approximately 2,144 metric tons/month, including processed and fresh (in natura) products.

The Transaction announced hereby consists in (i) the sale of the facility located in the city of Florencio Varela, in Argentina, and all assets and liabilities related to it, including the brands “Bocatti” and “Calchaquí”, to the Argentinean society BOGS S.A., and, subsequently, in (ii) the sale of 100% of the capital stock issued by Campo Austral S.A., including its facilities in San Andrés de Giles and Pilar and the brand “Campo Austral”, to the Argentinean society La Piamontesa de Averaldo Giacosa y Compañía S.A.

The closing of this Transaction is subject to the fulfillment of conditions precedent applicable to transactions of such nature.

Hence, BRF concludes the announcement of the sale of all its assets located in Argentina. The aggregate Enterprise Value involved in the sales announced in that country, considering Quickfood, Avex, and Campo Austral, amounted to US$145,500,000.00 (one hundred and forty-five million and five hundred thousand US dollars).

Such transactions comprise the Financial and Operational Restructuring Plan announced by the Company in the Material Fact dated as of June 29, 2018, whose goal is to accelerate the financial deleveraging process of the Company.

The Company will keep its shareholders and the market properly informed about any material repercussions regarding the transaction hereby mentioned.

São Paulo, January 10, 2019.

Elcio Ito

Chief Financial and Investor Relations Officer